October 17, 2011

VIA ELECTRONIC TRANSMISSION

Michelle Roberts

Senior Attorney

Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:

Northern Lights Variable Trust, File Nos. 333-131820, 811-21853.

Dear Ms. Roberts:

On September 8, 2011, Northern Lights Variable Trust (the "Registrant"), on behalf of the 7Twleve Balanced Portfolio (the "Portfolio"), a series of the Registrant, filed Post-Effective Amendment No. 40 to its registration statement under the Securities Act of 1933 on Form N-1A.  On October 17, 2011, you provided oral comments.  Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.  Any typographical corrections have been made throughout and are not enumerated in the following responses.  For your convenience, I have summarized those comments.

1.

Comment.  Please confirm that all required information, exhibits, and missing data are placed or updated in a filing made pursuant to Rule 485(b).

Response.  The Registrant confirms that all required information, exhibits, and missing data will be placed or updated in a filing made pursuant to Rule 485(b).

2.

Comment.  The term "mutual portfolio" appears in various locations in the Registration Statement.  Please revise to "mutual fund" or "portfolio" as applicable.

Response.  The Registrant confirms that the term "mutual portfolio" will be changed to "mutual fund" as applicable.

3.

Comment.  Please delete the first sentence of footnote 2 to the fee table.  The same information appears in the introductory paragraph to the fee table and, therefore, the information in footnote 2 is redundant.

Response.  The requested deletion has been made.

4.

Comment.  Please confirm to the Staff that the expense limitation agreement will be in place for at least one year from the effective date of the prospectus.

Response.  The Registrant confirms that the expense limitation agreement will be in place for at least one year from the effective date of the prospectus.  However, the Registrant notes that subsequent to filing Post-Effective Amendment No. 40, the party to the expense limitation agreement became Gemini Fund Services, LLC (the transfer agent, fund accountant and administrator for the Portfolio), not the adviser.

5.

Comment.  Under the risk titled "Limited History of Operation," delete the second sentence in the summary as well as the statutory portion of the prospectus.

Response.  The Registrant has made the requested deletion and conforming edits throughout the Prospectus.

6.

Comment.  In the summary prospectus, under the hearing "Purchase and Sale of Portfolio Shares," please include a reference to the variable product prospectus.

Response.  The Registrant has made the requested addition of a reference to the variable product prospectus.

7.

Comment.  Under the heading "Temporary Investments," in the third sentence, in the phrase "shares of money market other mutual funds," delete the word "other."  In addition, reconsider the wording of the penultimate sentence of this section.

Response.  The Registrant has made the requested deletion and made clarifying revisions to the wording of the penultimate sentence of this section.

8.

Comment.  In the section titled "Management," please briefly explain how Mr. Israelsen is compensated.

Response.  The Registrant has made a clarifying revision to explain that the Portfolio does not compensate Mr. Israelsen, but that he may be indirectly compensated through his ownership share in the adviser.

9.

Comment.  In the section titled "When Order is Processed," the terms "good order" and "proper form" are not defined.  Please consider defining these terms.  In addition, the terms appear to be used interchangeably.  If the terms have the same meaning, consider using one term consistently throughout the Registration Statement.

Response.  The Registrant has made clarifying revisions to define "good order" and "proper form."

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or the undersigned at (614) 469-3265.

Sincerely,

/s/ JoAnn M. Strasser

JoAnn M. Strasser

JoAnn.Strasser@ThompsonHine.com       Phone 614.469.3265                      Fax  614.469.3361

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